SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,961,342	0.1824	0.0956
Shares	Preferred	298,226,706	0.9503	0.4526
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	18	100,000	824.46	82,466.00

Shares	Preferred	Direct with the Company	Sell	16	4,400	908,12	3,995.73
Shares	Preferred	Direct with the Company	Sell	29	300,000	952,46	285,738.00
Shares	Preferred	Direct with the Company	Sell	18	450,000	929,77	418,396.50
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	62,861,342	0.1821	0.0954
Shares	Preferred	297,472,306	0.9479	0.4514

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,632,375,099	88.7614	46.4882
Shares	Preferred	12,278,552,956	39.1262	18.6341
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	28	2,000,000	824.13	1,648,260.00
Shares	Preferred	Bradesco	Sell	29	1,000,000	948.30	948,300.00
Shares	Preferred	Bradesco	Sell	29	40,000	950.00	38,000.00
Shares	Preferred	Bradesco	Sell	29	700,000	957.70	670,390.00
Shares	Preferred	Bradesco	Sell	29	1,520,000	958.00	1,456,160.00
Shares	Preferred	Bradesco	Sell	29	30,000	958.74	28,762.20
Shares	Preferred	Bradesco	Sell	29	40,000	958.75	38,350.00
Shares	Preferred	Bradesco	Sell	29	130,000	959.49	124,733.70
Shares	Preferred	Bradesco	Sell	29	60,000	959.98	57,598.80
Shares	Preferred	Bradesco	Sell	29	30,000	963.00	28,890.00
Shares	Preferred	Bradesco	Sell	29	150,000	963.30	144,495.00

Shares	Common	Minutes of Shareholders’ Meetings	Subscription	07	2,449,120	762.73	1,868,017.28
Shares	Common	Minutes of Shareholders’ Meetings	Subscription	07	796	762.73	607.12
Shares	Common	Minutes of Shareholders’ Meetings	Subscription	07	236	762.73	180.00
Shares	Common	Minutes of Shareholders’ Meetings	Subscription	07	274	762.73	208.98
Shares	Common	Minutes of Shareholders’ Meetings	Subscription	07	6,536	762.73	4,985.18
Shares	Common	Bradesco	Buy	21	200,000	818.50	163,700.00
Shares	Common	Bradesco	Buy	21	140,000	819.01	114,661.40
Shares	Common	Bradesco	Buy	21	10,000	819.20	8,192.00
Shares	Common	Bradesco	Buy	21	20,000	819.21	16,384.20
Shares	Common	Bradesco	Buy	21	100,000	819.28	81,928.00
Shares	Common	Bradesco	Buy	21	100,000	819.98	81,998.00
Shares	Common	Bradesco	Buy	21	740,000	820.00	606,800.00
Shares	Common	Bradesco	Buy	22	290,000	815.00	236,350.00
Shares	Common	Bradesco	Buy	22	20,000	816.00	16,320.00
Shares	Common	Bradesco	Buy	22	2,000,000	818.00	1,636,000.00
Shares	Common	Bradesco	Buy	23	4,600,000	810.00	3,726,000.00
Shares	Common	Bradesco	Buy	28	30,000	824.00	24,720.00
Shares	Common	Bradesco	Buy	28	60,000	825.00	49,500.00
Shares	Common	Bradesco	Buy	28	50,000	825.35	41,267.50
Shares	Common	Bradesco	Buy	28	30,000	826.00	24,780.00
Shares	Common	Bradesco	Buy	29	1,190,000	831.00	988,890.00
Shares	Common	Bradesco	Buy	29	60,000	839.00	50,340.00
Shares	Common	Bradesco	Buy	29	2,790,000	840.00	2,343,600.00
Shares	Common	Bradesco	Buy	29	20,000	844.99	16,899.80
Shares	Common	Bradesco	Buy	29	150,000	845.00	126,750.00
Shares	Common	Bradesco	Buy	31	10,000	844.43	8,444.30
Shares	Common	Bradesco	Buy	31	110,000	844.76	92,923.60
Shares	Common	Bradesco	Buy	31	130,000	844.90	109,837.00
Shares	Common	Bradesco	Buy	31	6,720,000	845.00	5,678,400.00
Shares	Preferred	Minutes of Shareholders’ Meetings	Subscription	07	47,250	899.83	42.516.96
Shares	Preferred	Minutes of Shareholders’ Meetings	Subscription	07	4,024	899.83	3,620.88
Shares	Preferred	Minutes of Shareholders’ Meetings	Subscription	07	1,640	899.83	1,471.71
Shares	Preferred	Minutes of Shareholders’ Meetings	Subscription	07	1,373	899.83	1,235.46
Shares	Preferred	Minutes of Shareholders’ Meetings	Subscription	07	26,095	899.83	23,481.03
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	30,652,394,061	88.8100	46.5154
Shares	Preferred	12,274,903,338	39.1137	18.6273

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In June 2006, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	(X) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

	By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.